Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company

Commonwealth Bank Officers Superannuation Corporation Pty Limited	EP (AU registered)
Capital 121 Pty Limited	HC (AU registered)
Colonial First State Asset Management (Australia) Limited	IA (AU registered)
First State Investment Managers (Asia) Ltd	HC (AU registered)
First State Investments (UK Holdings) Ltd	HC (UK registered)
First State Investment Management (UK) Limited	IA (UK registered)
First State Investments (Singapore)	IA (SNG registered)
Colonial First State Investments Limited	IA (AU registered)
First State Investments Holdings (Singapore) Limited	HC (SNG registered)
FSIB Ltd.	HC (BM registered)
SI Holdings Limited	HC (UK registered)
First State Investments International Limited	IA (UK registered)
Colonial First State Managed Infrastructure Limited	IA (AU registered)